As filed with the Securities and Exchange Commission on November 19, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer))

THE SHAW GROUP INC.

(Name of Filing Person (Issuer))

LIQUID YIELD OPTIONTM NOTES DUE 2021 (ZERO COUPON — SENIOR)

(Title of Class of Securities)

820280AC9 and 820280AA3

(CUSIP Numbers of Class of Securities)

Gary P. Graphia Secretary and General Counsel The Shaw Group Inc. 4171 Essen Lane Baton Rouge, LA 70809 (225) 932-2500	Copy to: David P. Oelman Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002-6760 (713) 758-2222	Copy to: William J. Whelan, III Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **

$252,045,675	$20,390.50

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield OptionTM Notes due 2021 (Zero Coupon – Senior).

**	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,390.50
Form or Registration No.:	005-45328
Filing Party:	The Shaw Group Inc.
Date Filed:	October 20, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

The Shaw Group Inc., a Louisiana corporation (“Shaw”), amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on October 20, 2003 and amended on October 24, 2003 (“Amendment No. 1”), October 29, 2003 (“Amendment No. 2”), November 4, 2003 (“Amendment No. 3”) and November 13, 2003 (“Amendment No. 4”) with respect to Shaw’s offer to purchase for cash all of its outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon—Senior) issued on May 1, 2001 (the “LYONs”) at a purchase price of $675 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 5 to the Schedule TO (“Amendment No. 5”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto) or Amendment Nos. 1, 2, 3 or 4, except as specifically stated in this Amendment No. 5. Accordingly, you are encouraged to read the information contained in this Amendment No. 5 in conjunction with the information contained in the Schedule TO, as amended.

Shaw’s offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003, as amended by Amendment Nos. 1, 2, 3 and 4 and this Amendment No. 5 (the “Offer to Purchase”), and the Letter of Transmittal (the “Letter of Transmittal,” which, as amended or supplemented from time to time and together with the Offer to Purchase, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal, which are incorporated by reference into Items 1 through 11 of the Schedule TO, were filed with the Schedule TO on October 20, 2003 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer expired at 12:00 midnight, Eastern time, on Monday, November 17, 2003. The Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

Item 4.	Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following sentences:

The Offer expired at 12:00 midnight, Eastern time, on November 17, 2003. $280,420,000 aggregate principal amount at maturity of LYONs were validly tendered and not withdrawn prior to the expiration of the Offer. Shaw accepted for payment all of the LYONs that were validly tendered and not withdrawn. The purchase price for the LYONs was $675 per $1,000 principal amount at maturity.

On November 19, 2003, Shaw paid the Depositary the aggregate purchase price of $189,283,500.

Shaw issued press releases on November 18, 2003 and November 19, 2003 announcing the results of the Offer, copies of which are attached as exhibits to this Amendment No. 5.

Item 4(b) of the Schedule TO is hereby amended and restated in its entirety as follows:

To the best of its knowledge, Shaw did not purchase any LYONs from any of its directors, officers or affiliates.

Item 12.	Exhibits

Item 12 is hereby amended and supplemented to add Exhibits (a)(5)(E) and (a)(5)(F) as follows:

**(a)(5)(E) Press release dated November 18, 2003.

**(a)(5)(F) Press release dated November 19, 2003.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By:	/s/ GARY P. GRAPHIA

Name: Gary P. Graphia
Title: Secretary and General Counsel

Dated: November 19, 2003

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INDEX TO EXHIBITS

*(a)(1)(A) Offer to Purchase, dated October 20, 2003.

*(a)(1)(B) Letter of Transmittal, including taxpayer I.D. guidelines, appears as Exhibit A to the Offer to Purchase.

*(a)(5)(A) Prospectus supplement dated October 23, 2003.

*(a)(5)(B) Current report on Form 8-K dated October 23, 2003.

*(a)(5)(C) Press release dated October 24, 2003.

*(a)(5)(D) Press release dated October 29, 2003.

**(a)(5)(E) Press release dated November 18, 2003.

**(a)(5)(F) Press release dated November 19, 2003.

(c) Not required.

(d) Indenture, dated as of May 1, 2001 by and between The Shaw Group, Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e) Not required.

(g) None.

(h) None.

*	Previously filed
**	Filed herewith

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